Exhibit 99.1

Banco Itaú Holding Financeira S.A.
A Publicly Listed Company		CNPJ. 60.872.504/0001-23

Announcement to the Market Trading of Own Shares for Treasury Month: August 2007

1.        On November 18, 2004, in keeping with the best Corporate Governance practice, Banco Itaú Holding Financeira S.A. (Itaú Holding) voluntarily disclosed its “Operating Rules for the Trading of Own shares for Treasury”(“Rules”).

2.        Item 2.1.3 of the “Rules” established the obligation to make monthly disclosure of the volumes of own shares traded on stock exchanges by Itaú Holding, and minimum, average and maximum prices.

3.        We inform the capital market entities the prices and the volume traded by Itaú Holding for transactions in its own shares for treasury during the month of August 2007:

	Transaction	Trading Volume	Prices – R$ per Share
			Minimum	Maximum	Average
Common Shares	-	-	-	-	-
Preferred Shares	Purchase	3,241,200	71.50	83.60	77.43

4. We would remind readers that historical data is available in the organization’s Investor Relations site (www.itauri.com.br).

São Paulo-SP, September 6, 2007.

ALFREDO EGYDIO SETUBAL Investor Relations Officer